Exhibit 99.1

GreenTree Closed Investment in HKSE IPO of Gingko Education

SHANGHAI, January 18, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree" or the "Company"), a leading franchised hotel operator in China, today announced that it has closed a HK$40 million investment to acquire 27,776,000 ordinary shares in the Hong Kong Stock Exchange (“HKSE”) initial public offering of China Gingko Education Group Company Limited ("Gingko"). Gingko is a pioneer in developing and providing higher education services for the hospitality industry in China. Gingko was founded in 2002 by Mr. Gongyu Fang, a visionary entrepreneur in this field. With nearly 10,000 students on campus, Gingko is currently ranked as China’s number one hospitality university by the “Gaosan Web Association”, an authoritative website with introductions to and rankings of universities in China.

Mr. Fang, Chairman and CEO of Gingko, welcomed GreenTree’s investment. "We are pleased to have GreenTree as our investor. This transaction is part of both companies’ larger plan to cultivate professional talents for the hospitality industry in China. It is a truly win-win cooperation that combines Gingko’s deep expertise in education with industry experience from GreenTree, a leading player.” Mr. Alex Xu, Chairman and CEO of GreenTree, echoed, ”Mr. Fang has done a tremendous job of building Gingko’s superior educational platform. We feel privileged to work together with him and his team as part of our strategy to further enhance and develop talents for our companies and for China’s hospitality industry generally.”

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading franchised hotel operator in China. As of September 30, 2018, GreenTree had 2,558 hotels, among which 2,528 are franchised and managed hotels. The Company had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotels according to China Hospitality Association. The Company has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value-and-quality-conscious business travelers and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

About China Gingko Education Group Company Limited

China Gingko Education Group Company Limited ("Gingko") (HKEX: 01851) is a higher education services provider in Sichuan Province focusing on cultivating professional talents for the hospitality industry in China. Gingko started to provide higher education services in 2002. For the 2017/2018 school year, Gingko enrolled nearly 10,000 students, among which 1,222 students enrolled in the hospitality management program. According to the Frost & Sullivan Report, by the end of 2017, among all 746 private higher education institutions in China, only 225 institutions offered hospitality management programs. Among such 225 institutions, Gingko’s hospitality management program ranked second based on the number of students enrolled in the hospitality management program in the 2017/2018 school year. In a comprehensive assessment conducted in 2017 by Chinese Universities Alumni Association (“CUAA”) of programs offered by all independent colleges in China, 24 out of Gingko’s 25 bachelor’s degree programs were named star-rated programs, among which its hospitality management program was named a six-star program, representing CUAA’s highest award for undergraduate hospitality management programs offered by independent colleges in China.

For more information on Gingko, please visit http://www.chinagingkoedu.com/.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com